UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ARGOS THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

040221 103
(CUSIP Number)

Pharmstandard International S.A 10a, rue Henri Schnadt Luxembourg, N4 L-2530 +352 24840131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to: Marko Zatylny Ropes & Gray LLP 1900 University Avenue 6th Floor East Palo Alto, CA 94303-2284 (650) 617-4000

June 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040221 103 Schedule 13D/A                               Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PHARMSTANDARD INTERNATIONAL S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,362,883
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,362,883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,362,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.9%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]
The percentage is based upon 58,472,354 shares of the Issuer’s common stock, which is comprised of (i) 41,351,750 shares of the Issuer’s common stock outstanding as of May 3, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2017 and (ii) 12,000,000 shares of common stock issuable upon the conversion of a convertible secured promissory note issued to Pharmstandard International S.A. on June 21, 2017 (see Item 4 below), 1,772,727 warrants issued to Pharmstandard International S.A. on August 2, 2016 (see Item 4 below), 2,008,726 warrants issued to Pharmstandard International S.A. on June 29, 2016 (see Item 4 below) and 1,339,151 warrants issued to Pharmstandard International S.A. on March 14, 2016 (see Item 4 below).  Pharmstandard International S.A. is not entitled to convert the principal and accrued interest from the convertible secured promissory note into a number of shares of common stock in excess of that number of shares of common stock which, upon giving effect to such conversion, would cause (a) the aggregate number of shares of common stock beneficially owned by Pharmstandard International S.A. and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with Pharmstandard International S.A.’s for purposes of Section 13(d) of the Exchange Act to exceed 39.9% of the total number of issued and outstanding shares of common stock of the Issuer.  See Item 4 below for further details.

CUSIP No. 040221 103 Schedule 13D/A A                               Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PHARMSTANDARD JSC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,362,883
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,362,883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,362,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 39.9% [1]
14.	Type of Reporting Person (See Instructions) HC

[1]
The percentage is based upon 58,472,354 shares of the Issuer’s common stock, which is comprised of (i) 41,351,750 shares of the Issuer’s common stock outstanding as of May 3, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2017 and (ii) 12,000,000 shares of common stock issuable upon the conversion of a convertible secured promissory note issued to Pharmstandard International, S.A. on June 21, 2017 (see Item 4 below), 1,772,727 warrants issued to Pharmstandard International S.A. on August 2, 2016 (see Item 4 below), 2,008,726 warrants issued to Pharmstandard International S.A. on June 29, 2016 (see Item 4 below) and 1,339,151 warrants issued to Pharmstandard International S.A. on March 14, 2016 (see Item 4 below).  Pharmstandard International S.A. is not entitled to convert the principal and accrued interest from the convertible secured promissory note into a number of shares of common stock in excess of that number of shares of common stock which, upon giving effect to such conversion, would cause (a) the aggregate number of shares of common stock beneficially owned by Pharmstandard International S.A. and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with Pharmstandard International S.A.’s for purposes of Section 13(d) of the Exchange Act to exceed 39.9% of the total number of issued and outstanding shares of common stock of the Issuer.  See Item 4 below for further details.

CUSIP No. 040221 103 Schedule 13D/A A                               Page 4 of 6

PREAMBLE

This Amendment No. 5 amends and supplements the Amendment No. 4 to Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission on October 18, 2017 by (i) Pharmstandard International S.A. (“Pharmstandard International”) and (ii) Pharmstandard JSC, formerly known as Public Joint Stock Company Pharmstandard (“Pharmstandard” and together with Pharmstandard International, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Argos Therapeutics, Inc. (the “Issuer” or the “Company”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 18,362,883. The source of the funds used to purchase these shares was funds available to Pharmstandard International and affiliates thereof, including capital contributions from investors.

ITEM 4. PURPOSE OF TRANSACTION.

On June 15, 2017, Pharmstandard International entered into a Note Purchase Agreement with the Issuer (the “Note Purchase Agreement”) pursuant to which on June 21, 2017 the Issuer issued to Pharmstandard a convertible secured promissory note (the “Note”) in original principal amount of $6,000,000.  The Note bears interest at a rate of 9.5% per annum, which will compound annually on each anniversary of the Note’s issue date.  The Note matures on June 21, 2022.  Pharmstandard International may, at any time and from time to time, in its sole discretion, elect to convert all outstanding principal and any accrued but unpaid interest (the “Conversion Amount”) under the Note into shares of Common Stock at a conversion price of $0.50 per share.  The foregoing notwithstanding, Pharmstandard International is not entitled to convert the Conversion Amount into a number of shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion, would cause (a) the aggregate number of shares of Common Stock beneficially owned by Pharmstandard International and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with Pharmstandard International’s for purposes of Section 13(d) of the Exchange Act to exceed 39.9% of the total number of issued and outstanding shares of Common Stock of the Issuer (including for such purpose the shares of Common Stock issuable upon conversion of the Conversion Amount) following such conversion, or (b) the combined voting power of the securities of the Issuer beneficially owned by Pharmstandard and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with Pharmstandard’s for purposes of Section 13(d) of the Exchange Act to exceed 39.9% of the combined voting power of all of the securities of the Issuer then outstanding following such conversion.

The descriptions of the Note Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement and the Note, which are filed as Exhibits 99.2 and 99.3, respectively, hereto.

Pharmstandard International purchased the Common Stock based on the belief that such securities, when purchased, represented an attractive investment opportunity. Although no Reporting Persons have any specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purposes, each of the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

As previously disclosed, on July 28, 2016, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC as representatives of the several underwriters (collectively, the “Underwriters”), relating to an underwritten public offering of 9,090,909 shares of the Company’s Common Stock (the “Shares”) and warrants to purchase up to an aggregate of 6,818,181 shares of Common Stock (the “Warrants,” and, together with the Shares, the “Securities”). The Shares and Warrants were sold in combination, with one Warrant to purchase up to 0.75 of a share of Common Stock accompanying each share of Common Stock sold. All of the Securities were sold by the Company. The offering price to the public was $5.50 per share of Common Stock and accompanying Warrant. The Underwriters agreed to purchase the Securities from the Company pursuant to the Underwriting Agreement at a price of $5.50 per Share of Common Stock and accompanying Warrant with respect to Securities being purchased by certain of the Company’s investors and at a price of $5.17 per Share and accompanying Warrant with respect to all other investors. The Warrants have an exercise price of $5.50 per share, are exercisable immediately upon initial issuance and will expire on August 2, 2021. Of the amount of Securities offered by the Company, Pharmstandard International purchased a total of 2,363,636 Shares and Warrants to purchase a total of 1,772,727 Shares. The offering of the Securities closed on August 2, 2016.

As previously disclosed, on March 4, 2016, Pharmstandard International and certain other investors entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Company, pursuant to which the Company will issue and sell an aggregate of up to $60 million of the Company’s Shares and warrants to purchase shares of Common Stock (the “Warrant Shares”) in a private placement (the “Financing”). The Securities Purchase Agreement provided that the Financing would take place in up to three tranches. Under the Securities Purchase Agreement, at the initial closing, which occurred on March 14, 2016, the Company sold to investors an aggregate of 3,652,430 Shares and Warrant Shares to purchase a total of 2,739,323 shares of Common Stock (0.75 shares of Common Stock for each Share purchased), at a purchase price per Share and accompanying Warrant equal to $5.44375 (the “Purchase Price”). Of this amount, Pharmstandard International purchased a total of 1,785,534 Shares and Warrant Shares to purchase a total of 1,339,151 shares of Common Stock. The Warrant Shares have an exercise price of $5.35 per share, are immediately exercisable and will expire on the fifth anniversary of the date of issuance.

CUSIP No. 040221 103 Schedule 13D/A A                               Page 5 of 6

At the second closing, which occurred on June 29, 2016, the Company sold to investors a total of 5,478,672 Shares and Warrant Shares to purchase a total of 4,109,005 shares of Common Stock, based on a purchase price per Share and accompanying Warrant Share equal to the Purchase Price. Of this amount, Pharmstandard International agreed to purchase a total of 2,678,301 Shares and Warrant Shares to purchase a total of 2,008,726 shares of Common Stock. The Warrant Shares have an exercise price of $5.35 per share, are immediately exercisable and will expire on the fifth anniversary of the date of issuance.

Under the Securities Purchase Agreement, Pharmstandard International agreed that, at the Company’s option following the satisfaction of certain conditions, but no later than February 28, 2017, it would purchase at a third closing up to $10,292,563 of Shares (without Warrant Shares) at a price per Share equal to the lesser of (i) $5.35 and (ii) the fair market value of the Company’s Common Stock at the time the Company exercises its option (but not lower than $1.50 per Share). Pharmstandard International’s obligation to purchase shares at the third closing was subject to the Independent Data Monitoring Committee (the “IDMC”) having held its regular meeting after the June 2016 IDMC meeting (currently anticipated to be held in November or December 2016) (the “Second IDMC Meeting”) and having made a recommendation at or following the Second IDMC Meeting for the Company’s ongoing pivotal phase 3 clinical trial of AGS-003 (the “ADAPT Study”) that the Company (a) continue the ADAPT Study or (b) discontinue the ADAPT Study based on favorable efficacy data, and the Company’s cash position at such time. Because these conditions were not met, the third closing did not take place.

In connection with the Financing, Pharmstandard International has agreed, to the extent that and for so long as the total voting power of voting securities of the Company beneficially owned by Pharmstandard International and its affiliates, and any other persons whose beneficial ownership of the Company’s Common Stock would be aggregated with Pharmstandard International for purposes of Section 13(d) of the Act, exceeds 33% of the voting power of the total number of voting securities of the Company then outstanding, in any election of directors and in any other matter submitted to a general vote of the stockholders of the Company (whether taken at an annual or special meeting of stockholders or by written action) Pharmstandard International shall and shall cause its affiliates and such other persons whose beneficial ownership of the Company’s Common Stock would be aggregated with Pharmstandard International for purposes of Section 13(d) of the Act to vote such number of voting securities of the Company which exceed 33% of the voting power of the total number of voting securities of the Company then outstanding in the same manner as and in the same proportion to the votes cast on the matter by the other holders of voting securities of the Company.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Common Stock are based upon 58,472,354 shares of Common Stock, which is comprised of (i) 41,351,750 shares of the Company’s Common Stock outstanding as of May 3, 2017, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2017 and (ii) 12,000,000 shares of Common Stock issuable upon conversion of the Note issued to Pharmstandard on June 21, 2017 (see Item 4 above), 1,772,727 warrants issued to Pharmstandard International on August 2, 2016 (see Item 4 above), 2,008,726 warrants issued to Pharmstandard International on June 29, 2016 (see Item 4 above) and 1,339,151 warrants issued to Pharmstandard International on March 14, 2016 (see Item 4 above). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 18,362,883 shares of Common Stock of the Company, representing approximately 39.9% of the outstanding Common Stock of the Company. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Pharmstandard International beneficially owns 18,362,883 shares of Common Stock, which represents approximately 39.9% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Pharmstandard, as the parent of Pharmstandard International, may be deemed to beneficially own an aggregate of 18,362,883 shares of Common Stock, which represents approximately 39.9% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) The amount of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) To the best knowledge of each of the Reporting Persons, except as disclosed under Item 4 above, none of the Reporting Persons has effected any transactions relating to the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
99.1
Joint filing Agreement, dated as of March 22, 2016, by and among Pharmstandard International S.A. and Public Joint Stock Company Pharmstandard (incorporated by reference to Pharmstandard International’s Schedule 13D/A filed on October 18, 2016)

99.2
Note Purchase Agreement, dated June 15, 2017, by and between Argos Therapeutics, Inc. and Pharmstandard International S.A. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 16, 2017)

99.3	Form of Convertible Secured Promissory Note, dated June 21, 2017, issued by Argos Therapeutics, Inc. to Pharmstandard International S.A. (included in Exhibit 99.2)

CUSIP No. 040221 103 Schedule 13D/A A                               Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 2017

Pharmstandard International S.A.

By:	/s/ Eriks Martinovskis
Name: Eriks Martinovskis
Title: Director

Pharmstandard JSC

By:	/s/ Victor Fedlyuk
Name: Victor Fedlyuk
Title: Deputy General Director for Legal Affairs, Pharmstandard JSC